UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

StarTek, Inc.

(Name of Issuer)

Common Stock , $0.01 par value

(Title of Class of Securities)

85569C107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85569C107

1.	Names of Reporting Persons Steven D. Lebowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 182,000(1) (2)
	6.	Shared Voting Power 2,558,692(1) (3)
	7.	Sole Dispositive Power 182,000(1) (2)
	8.	Shared Dispositive Power 2,781,742(1) (3) (4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,963,742(1) (2) (3) (4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.3%(5)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 31, 2021.
(2)	This number includes shares held by The Lebowitz Family Stock, LLC, a limited liability company of which Steven D. Lebowitz is the sole manager.
(3)

This number includes shares held by (a) Deborah P. Lebowitz, (b) The Steven & Deborah Lebowitz Foundation (the “Foundation”), a trust over which Steven D. Lebowitz serves as a co-trustee and (c) the Lebowitz Family Trust – 1986, dated October 7, 1986, as amended (the “LF Trust”), a trust over which Steven D. Lebowitz serves as a co-trustee.

(4)

This number includes shares held by (a) Lauren Lebowitz Salem, (b) Robert Lebowitz, (c) Kathryn Lebowitz Silverberg, (d) the A&A Lebowitz Trust (the “AA Trust”), (e) Leonard S. Pearlstein, (f) The Leonard and Susan Pearlstein Community Property Trust (the “LSP CP Trust”) and (g) and Debra Paul.

(5)

Based on 40,804,379 shares of common stock of StarTek, Inc. (the “Issuer”) outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the U.S. Securities and Exchange Commission on November 2, 2021.

CUSIP No. 85569C107

1.	Names of Reporting Persons Deborah P. Lebowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,558,692(1) (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,558,692 (1) (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,692(1) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3%(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 31, 2021.
(2)

This number includes shares held by (a) the Foundation, a trust over which Deborah P. Lebowitz serves as a co-trustee, and (b) the LF Trust, a trust over which Deborah P. Lebowitz serves as a co-trustee.

(3)

Based on 40,804,379 shares of common stock of the Issuer outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the U.S. Securities and Exchange Commission on November 2, 2021.

CUSIP No. 85569C107

1.	Names of Reporting Persons Lauren Lebowitz Salem
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 45,500 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 45,500 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,500 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 31, 2021.
(2)

Based on 40,804,379 shares of common stock of the Issuer outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the U.S. Securities and Exchange Commission on November 2, 2021.

CUSIP No. 85569C107

1.	Names of Reporting Persons Robert Lebowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 4,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,000 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 31, 2021.
(2)

Based on 40,804,379 shares of common stock of the Issuer outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the U.S. Securities and Exchange Commission on November 2, 2021.

CUSIP No. 85569C107

1.	Names of Reporting Persons Kathryn Lebowitz Silverberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 32,500 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,500 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,500 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 31, 2021.
(2)

Based on 40,804,379 shares of common stock of the Issuer outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the U.S. Securities and Exchange Commission on November 2, 2021.

CUSIP No. 85569C107

1.	Names of Reporting Persons Andrew Lebowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 97,000 (1) (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 97,000 (1) (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,000 (1) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 31, 2021.
(2)	This number includes shares held by the AA Trust, a trust over which Andrew Lebowitz serves as a co-trustee.
(3)

Based on 40,804,379 shares of common stock of the Issuer outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the U.S. Securities and Exchange Commission on November 2, 2021.

CUSIP No. 85569C107

1.	Names of Reporting Persons Ashley Lebowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 97,000 (1) (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 97,000 (1) (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,000 (1) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 31, 2021.
(2)	This number includes shares held by the AA Trust, a trust over which Ashley Lebowitz serves as a co-trustee.
(3)

Based on 40,804,379 shares of common stock of the Issuer outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the U.S. Securities and Exchange Commission on November 2, 2021.

CUSIP No. 85569C107

1.	Names of Reporting Persons The Lebowitz Family Stock, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 182,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 182,000(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	The number of shares reported as beneficially owned as of December 31, 2021.
(2)

Based on 40,804,379 shares of common stock of the Issuer outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the U.S. Securities and Exchange Commission on November 2, 2021.

CUSIP No. 85569C107

1.	Names of Reporting Persons Leonard S. Pearlstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 13,050(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,050 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,050 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 31, 2021.
(2)

Based on 40,804,379 shares of common stock of the Issuer outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the U.S. Securities and Exchange Commission on November 2, 2021.

CUSIP No. 85569C107

1.	Names of Reporting Persons Susan Pearlstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 23,000 (1) (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 23,000 (1) (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,000 (1) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 31, 2021.
(2)	This number includes shares held by the LSP CP Trust, a trust over which Susan Pearlstein serves as trustee.
(3)

Based on 40,804,379 shares of common stock of the Issuer outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the U.S. Securities and Exchange Commission on November 2, 2021.

CUSIP No. 85569C107

1.	Names of Reporting Persons Debra Paul
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of December 31, 2021.
(2)

Based on 40,804,379 shares of common stock of the Issuer outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the U.S. Securities and Exchange Commission on November 2, 2021.

Item 1.
(a)	Name of Issuer StarTek, Inc.

(b)	Address of Issuer’s Principal Executive Offices 6200 South Syracuse Way, Suite 485 Greenwood Village, Colorado 80111

Item 2.

(a)

Name of Person Filing
Steven D. Lebowitz, Deborah P. Lebowitz, Lauren Lebowitz Salem, Robert Lebowitz, Kathryn Lebowitz Silverberg, Andrew Lebowitz, Ashley Lebowitz, The Lebowitz Family Stock, LLC, Leonard S. Pearlstein, Susan Pearlstein and Debra Paul (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, which is attached hereto as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office or, if none, Residence 1333 Second Street, Suite 650 Santa Monica, CA 90401

(c)	Citizenship See responses to Item 4 on each cover page.

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 85569C107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See responses to Item 9 on each cover page.

	(b)	Percent of class: See responses to Item 11 on each cover page.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Please see attached the statement in Exhibit 99.2.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2022

Steven D. Lebowitz		Andrew Lebowitz

By:	/s/ Andrew Collins	By:	/s/ Andrew Collins
	Andrew Collins, Attorney-In-Fact		Andrew Collins, Attorney-In-Fact

Deborah P. Lebowitz		Ashley Lebowitz

By:	/s/ Andrew Collins	By:	/s/ Andrew Collins
	Andrew Collins, Attorney-In-Fact		Andrew Collins, Attorney-In-Fact

Lauren Lebowitz Salem		The Lebowitz Family Stock, LLC

By:	/s/ Andrew Collins	By:	/s/ Andrew Collins
	Andrew Collins, Attorney-In-Fact		Andrew Collins, Attorney-In-Fact

Robert Lebowitz		Leonard S. Pearlstein

By:	/s/ Andrew Collins	By:	/s/ Andrew Collins
	Andrew Collins, Attorney-In-Fact		Andrew Collins, Attorney-In-Fact

Kathryn Lebowitz Silverberg		Susan Pearlstein

By:	/s/ Andrew Collins	By:	/s/ Andrew Collins
	Andrew Collins, Attorney-In-Fact		Andrew Collins, Attorney-In-Fact

Debra Paul

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement (Incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Amendment No. 2 to Schedule 13G, filed with the U.S. Securities and Exchange Commission on February 2, 2020.)**

Exhibit 99.2	Item 8 Statement (Incorporated by reference to Exhibit 99.2 to the Reporting Persons’ Amendment No. 2 to Schedule 13G, filed with the U.S. Securities and Exchange Commission on February 2, 2020.)**

Exhibit 99.3	Power of Attorney (Incorporated by reference to Exhibit 99.3 to the Reporting Persons’ Amendment No. 2 to Schedule 13G, filed with the U.S. Securities and Exchange Commission on February 2, 2020.)**

**	Previously filed.